UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Ryoyo Electro Kabushiki Kaisha
(Name of Subject Company)
Ryoyo Electro Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Ryoyo Electro Corporation Ryosan Company, Limited
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Ryoyo Electro Corporation Attn: Taro Nakano Konwa Bldg., 1-12-22 Tsukiji, Chuo-ku, Tokyo, Japan 104-8408 +81-3-3546-0805
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (English Translation)
99.2	Extraordinary General Meeting of Shareholders Reference Documents for Extraordinary General Meeting－Supplementary Volume (English Translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Ryoyo Electro Corporation and Ryosan Company, Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 15, 2023.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryoyo Electro Corporation

/s/ Kiyoshi Waki_______________

Name: Kiyoshi Waki

Title: Director & Managing Executive Officer

Date: November 27, 2023

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryosan Company, Limited

/s/ Kazuhiko Inaba___________

Name: Kazuhiko Inaba

Title: Representative Director President

Date: November 27, 2023